July 15, 2019

Maria Maccecchini, Ph.D.
President and Chief Executive Officer
Annovis Bio, Inc.
1055 Westlakes Drive, Suite 300
Berwyn, PA 19312

       Re: Annovis Bio, Inc.
           Registration Statement on Form S-1
           Filed July 3, 2019
           File No. 333-232529

Dear Dr. Maccecchini:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

Prospectus Summary
Our Company, page 1

1. We note your disclosure that studies showed that ANVS-401 "statistically" lowered inflammation in this section and similar statements throughout the prospectus about
       "statistically" reducing or "statistically significantly" increasing/decreasing certain data yet no data points are provided. Please either remove these characterizations or provide the data points to clarify what you mean by "statistically" and "statistically significantly."
2. We note your frequent statements throughout that ANVS-401 "normalized" levels of neurotoxic proteins, inflammatory factors, axonal transport and affected functions in all diseases you tested, as well as re-established homeostasis. These statements imply
 Maria Maccecchini, Ph.D.
FirstName LastNameMaria Maccecchini, Ph.D.
Annovis Bio, Inc.
Comapany NameAnnovis Bio, Inc.
July 15, 2019
July 15, 2019 Page 2
Page 2
FirstName LastName
         efficacy and are presented as a conclusion that each trial participant in the preclinical and clinical studies was restored to "normal" and therefore cured. Please remove these general statements stating that levels and functions were "normalized" and instead present balanced data from your trials stating the actual results from your trials and quantifying the results as necessary. In particular, we note that the results of your trials do not support broad claims of "normalization." For example, the disclosure beginning on page 92 does not indicate whether all five study participants "normalized" neurotoxic proteins, how normalization was measured for each participant, and how "healthy volunteers" were selected and the number of such volunteers that participated in the studies. Further, the data shown on page 93 shows that for inflammatory markers, only two of the five markers demonstrated a statistically significant reduction, and one of the markers actually increased. Similarly, in the description of TBI in Rats on page 96, it appears that only the
         10mg/kg dose had results similar to the sham results. In addition, for many of the claims under "Pathway Engagement" it is not clear if these claims represent an average result for the study or are highlighting the best result. As one example, the disclosure states that in a
         UCLA study of TBI rats, 15% of the cells died in the placebo treated rats while nerve cells did not die in the ANVS-405 treated rats. Does this mean that no nerve cells died in any of the treated rats in the study? Please note that these are just examples. Please substantially revise your disclosure to remove conclusory statements and revise your trial descriptions to provide trial descriptions that are representative of all trial participants.
         Please provide appropriate context in the disclosure of preclinical and clinical tirals, such as number of participants, how results were measured (i.e., numeric results) and a representative range of trial results.
3. We note your response to our prior comment 11. Please explain how long you are currently able to test in humans, and whether successful results of the toxicology studies are necessary for you to proceed to the Phase 3 trial.
4. We note your revisions in response to our prior comment 3, however we note that disclosure suggesting you can mitigate the risk of development and implying efficiency remains in your prospectus. As an example, we note the disclosure regarding target validation and de-risking on page 70.
5. We note your revised disclosure in response to our prior comment two, however your prospectus still contains disclosure implying safety or efficacy. As an example, you state on page 69 that you have "preclinical data proving ANVS-401's efficacy in restoring a variety of functions," on page 92 that you deduced that a particular daily dose should achieve efficacy, and on page 97 that collectively your data proves ANVS-405's efficacy, and your data gives you confidence that the efficacy results will translate to human.
         Please substantially revise your disclosure throughout to remove statements stating or implying that your product candidates are safe and/or effective.
 Maria Maccecchini, Ph.D.
FirstName LastNameMaria Maccecchini, Ph.D.
Annovis Bio, Inc.
Comapany NameAnnovis Bio, Inc.
July 15, 2019
July 15, 2019 Page 3
Page 3
FirstName LastName
Pipeline, page 2

6. We note that your pipeline table includes ANVS-405 and ANVS-301. As you only discuss these programs very briefly in the prospectus and you have not allocated any proceeds for their development in your use of proceeds section, please provide us your analysis as to why you believe these programs are material enough to be included in your pipeline table.
Axonal Transport and Pathway Engagement , page 4

7. We note your disclosure that in preclinical trials, by normalizing axonal transport, ANVS-
         401 and/or ANVS-405 normalized all the functions that are negatively affected by disturbances of the transport. We also note that you make the same disclosure on page 87 and you state on page 88 that studies showed that ANVS-401 and/or ANVS-405 lowered inflammation in MCI patients and TBI rats. Please disclose why you are attributing these findings to both ANVS-401 and ANVS-405.

Risk Factors
If we are unable to obtain and maintain patent protection..., page 39

8. We note your disclosure that on June 25, 2019 you received a Notice of Allowance for one of the Annovis patents. Please revise to explain the significance of the notice and the anticipated expiration date if you are able to extent the patent life. Please also disclose material consequences to your business, as applicable, if the patents expire in accordance with the current expiration dates. Please add similar disclosure in your Business section under "Intellectual Property."
Risk Factors
Our bylaws designate the Court of Chancery of the State of Delaware as the sole and exclusive forum, page 55

9. We note your disclosure that you believe the risk of a court declining to enforce your exclusive forum provision is remote, as the General Assembly of Delaware has specifically amended the Delaware General Corporation Law to authorize the adoption of such provisions. Please remove this statement as it mitigates the risk that you may incur additional costs associated with resolving matters in other jurisdictions should a court find your exclusive forum provision to be inapplicable or unenforceable. Industry and Other Data, page 57

10. We note your response to our prior comment 15 and reissue. Please revise to clarify your liability for statements included in the prospectus, regardless of the fact that you did not verify them and cannot guarantee their accuracy.
 Maria Maccecchini, Ph.D.
Annovis Bio, Inc.
July 15, 2019
Page 4
Use of Proceeds, page 59

11. We note your response to our prior comment 16, and we reissue in part. We note your disclosure on page 6 that you intend to complete both Phase 2a studies with the funds raised in this offering. Please revise this section to make it clear that you expect the proceeds to be sufficient to fund both Phase 2a studies through completion, if accurate. If that is not accurate, please revise the disclosure on page 6. Reproducible Results Across Species - Mouse, Rat, Human, page 97

12. We note your response to our prior comment 4. The disclosure in this section still includes statements implying efficacy as well as the statement above this section discussing
      ANVS-405's efficacy. Please substantially revise your disclosure throughout your prospectus to remove these statements as determinations of efficacy are solely within the authority of the FDA. Also, please specify which studies you are referencing in this section.
General

13. We note that you have added a page of graphics after the cover page containing your pipeline table and certain narrative disclosure. Given that this information is repeated in the Prospectus Summary and Business sections, please remove this page. For guidance, refer to Securities Act Forms Compliance and Disclosure Interpretation 101.02.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Mark Brunhofer at 202-551-3638 or Lisa Vanjoske at 202-551-3614 if
you have questions regarding comments on the financial statements and related matters. Please contact Ada D. Sarmento at 202-551-3798 or Erin Jaskot at 202-551-3442 with any other questions.



                                                            Sincerely,
FirstName LastNameMaria Maccecchini, Ph.D.
                                                            Division of
Corporation Finance
Comapany NameAnnovis Bio, Inc.
                                                            Office of
Healthcare & Insurance
July 15, 2019 Page 4
cc:       John W. Kauffman
FirstName LastName